EXHIBIT 99.2


CHELSEA OIL AND GAS LTD.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As at and for the three month periods ended March 31, 2014 and 2013

(Unaudited)













     NOTICE OF NO AUDITOR REVIEW OF CONDENSED INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4.3 (3) (a), if an auditor has not performed a review of the financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor. The accompanying condensed interim financial statements of Chelsea Oil and Gas Ltd. have been prepared by and are the responsibility of the Company's management and approved by the Board of Directors of the Company. The Company's independent auditor has not performed a review of these condensed financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.


CHELSEA OIL AND GAS LTD.

Condensed Consolidated Interim Statements of Financial Position
(US Dollars)

                                                                 MARCH 31       DECEMBER 31
AS AT                                            NOTES               2014               2013
----------------------------------------------- -------    ---------------    --------------

CURRENT ASSETS
Cash                                               4       $      118,269     $      94,998
Accounts Receivable                                                16,874            91,301
----------------------------------------------- -------    ---------------    --------------
CURRENT ASSETS                                                    135,143           186,299

Restricted cash                                    4              225,664           219,304
Plant, property and equipment                      6            1,130,809         1,149,724
Exploration and evaluation assets                  7           12,264,811        12,289,692
----------------------------------------------- -------    ---------------    --------------
NON-CURRENT ASSETS                                             13,621,284        13,658,720

ASSETS                                                     $   13,756,427     $  13,845,019
----------------------------------------------- -------    ---------------    --------------

LIABILITIES
CURRENT LIABILITIES
   Shareholder loans                               5       $    3,553,708     $   3,483,436
   Trade and other payables                                       831,788           935,347
----------------------------------------------- -------    ---------------    --------------
CURRENT LIABILITIES                                             4,385,496         4,418,783

DECOMMISSIONING LIABILITIES                       10              443,192           415,300

SHAREHOLDERS' EQUITY                               8
Common Stock                                                   14,056,459        14,056,459
Warrants                                                          254,938           254,938
Contributed surplus                                               176,752           176,752
Accumulated deficit                                            (4,855,781)       (4,798,430)
Accumulated other comprehensive gain (loss)                      (704,630)         (678,783)
----------------------------------------------- -------    ---------------    --------------
SHAREHOLDER'S EQUITY                                       $    8,927,739     $   9,010,936

SHAREHOLDERS' EQUITY AND LIABILITIES                       $   13,756,427     $  13,845,019
----------------------------------------------- -------    ---------------    --------------

Going concern                                      2


The notes are an integral part of these condensed consolidated interim financial statements.

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

CHELSEA OIL AND GAS LTD.

Condensed Consolidated Interim Statements of Cash Flows
(US Dollars)

                                                           MARCH 31         MARCH 31
FOR THE 3 MONTHS ENDED                      NOTES              2014             2013
------------------------------------------ -------     --------------     ------------

REVENUES
Royalty income                                         $     65,736       $    18,302
------------------------------------------ -------     --------------     ------------
                                                              65,736           18,302
EXPENSES
General and administrative                                     2,051           24,023
Share-based compensation                                           -          152,963
Depletion                                     6               18,916            2,700
Finance expense                               9               82,611           23,151
Foreign exchange loss                                         10,835                -
------------------------------------------ -------     --------------     ------------
                                                             114,413          202,837


Net loss before tax                                           48,677          184,535
Current income tax expense                                     8,674              855
------------------------------------------ -------     --------------     ------------
NET LOSS                                                      57,351          185,390
------------------------------------------ -------     --------------     ------------

Foreign currency translation adjustment                       25,847                -
------------------------------------------ -------     --------------     ------------
COMPREHENSIVE LOSS                                     $      83,198      $   364,059
------------------------------------------ -------     --------------     ------------

NET LOSS PER SHARE (BASIC AND DILUTED)       16        $        0.01      $      0.01
------------------------------------------ -------     --------------     ------------
---------------------------------------------------    --------------     ------------

The notes are an integral part of these condensed consolidated interim financial statements.



CHELSEA OIL AND GAS LTD.

Condensed Consolidated Interim Statements of Cash Flows
(US Dollars)


                                                                          MARCH 31          MARCH 31
FOR THE 3 MONTHS ENDED                                    NOTES               2014              2013
------------------------------------------------------- --------    --------------     --------------

SHARE CAPITAL                                               8
Balance, beginning of period                                        $   14,056,460     $   10,534,312
Issued to former director                                                        -             12,500
Issued to acquire exploration and evaluation assets                              -             15,194
------------------------------------------------------- --------    --------------     --------------
Balance, end of period                                                  14,056,460         10,562,007

WARRANTS                                                    8
Balance, beginning and end of period                                       254,938                 -

CONTRIBUTED SURPLUS                                         8
Balance, beginning and end of period                                       176,752            176,752

ACCUMULATED OTHER COMPREHENSIVE LOSS                        8                    -
Balance, beginning of period                                              (678,783)                 -
Foreign currency translation adjustment                                    (25,847)                 -
------------------------------------------------------- --------    --------------     --------------
Balance, end of year                                                      (704,630)                 -

ACCUMULATED DEFICIT
Balance, beginning of year                                              (4,798,430)        (3,781,428)
Loss for the year                                                          (57,351)          (185,390)
------------------------------------------------------- --------    --------------    ---------------
Balance, end of year                                                    (4,855,781)        (3,966,818)

------------------------------------------------------- --------    ---------------    ---------------
TOTAL EQUITY                                                        $    8,927,739     $    6,744,247
------------------------------------------------------- --------    ---------------    ---------------
----------------------------------------------------------------   ----------------    ---------------

The notes are an integral part of these condensed consolidated interim financial statements.


CHELSEA OIL AND GAS LTD.

Condensed Consolidated Interim Statements of Cash Flows
(US Dollars)


                                                                    MARCH 31           MARCH 31
FOR THE 3 MONTHS ENDED                                                  2014               2013
---------------------------------------------------------------- ------------      --------------

OPERATING ACTIVITIES
Net loss                                                          $  (57,351)      $    (185,390)

Items not affecting cash
   Depletion                                                          18,916               2,700
   Foreign exchange loss                                              10,835                   -
   Share-based compensation                                                -             152,963
   Shares issued for services                                              -              12,500
   Interest on shareholder loans                                      70,272              20,837
   Accretion on decommissioning obligations                           12,504               4,139
---------------------------------------------------------------- ------------      --------------
   Operating cashflow before working capital movements                55,176               7,749
   Change in non-cash working capital                                (29,297)             18,974
---------------------------------------------------------------- ------------      --------------
                                                                      25,879              26,723
FINANCING ACTIVITIES
Increase in restricted cash                                           (6,360)             (3,975)

INVESTING ACTIVITIES
Net exploration and evaluation expenditure                               965                   -

---------------------------------------------------------------- ------------      --------------
Increase in cash                                                      20,484              22,748
Foreign exchange loss on cash denominated in a foreign currency        2,787                   -
Cash, beginning of period                                             94,998              72,120
---------------------------------------------------------------- ------------      --------------
CASH, END OF PERIOD                                              $   118,269       $      94,868
---------------------------------------------------------------- ------------      --------------


The notes are an integral part of these condensed consolidated interim financial statements.


CHELSEA OIL AND GAS LTD.

Condensed Consolidated Financial Statements
AS AT AND FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013
(US Dollars)
(UNAUDITED)

1. REPORTING ENTITY:

   Australian-Canadian Oil Royalties Ltd. was incorporated April 28, 1997 in British Columbia, Canada. On October 1, 2013, Australian-Canadian Oil Royalties Ltd. amalgamated with International TME Resources Inc. and was renamed Chelsea Oil and Gas Ltd. ("Chelsea" or the "Company"). The address of the Company's head office is 3200, 500-4th Ave SW, Calgary, AB Canada.

   The Company's business plan is the exploration and development of the Company's working interest properties in Australia. The Company also holds and acquires and sells overriding royalty interests in Australia. Currently, revenue relates to royalties earned on overriding royalty interests held by the Company.

2. GOING CONCERN:

   The accompanying consolidated financial statements have been prepared on a going concern basis. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company's properties are principally in the exploration and development stage and, as a result, the Company has minimal sources of operating cash flow. The continued exploration and development of the Company's properties depends on the ability of the Company to obtain financing. At March 31, 2014, the Company has minimal sources of operating cash flow and an accumulated deficit of $4.85 million. At March 31, 2014 the Company has a working capital deficit of $4.24 million. These conditions cast doubt on the Company's ability to continue as a going concern.

   Additional funds will be required to explore and develop the Company's properties and to place them into commercial production. The only source of future funds presently available to the Company is through the issuance of share capital, or by the sale of an interest in any of its working and royalty interests in whole or in part. The ability of the Company to arrange such financing or sale of an interest in the future will depend in part upon the prevailing market conditions as well as the business performance of the Company. There can be no assurance that the Company will be successful in its efforts to arrange additional financing, if needed, on terms satisfactory to the Company or at all. If additional financing is raised through the issuance of shares, control of the Company may change and shareholders may suffer dilution. If adequate financing is not available, the Company may be required to delay, reduce the scope of, or eliminate one or more exploration activities or relinquish rights to certain of its interests.

CHELSEA OIL AND GAS LTD.

Condensed Consolidated Financial Statements
AS AT AND FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013
(US Dollars)
(UNAUDITED)

   The amounts shown as plant, property and equipment and exploration and evaluation assets represent acquisition costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. Recoverability of the amounts shown for plant, property and equipment and exploration and evaluation assets is dependent upon the discovery of economically recoverable plant, property and equipment and exploration and evaluation assets reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain financing necessary to complete the exploration and development of its plant, property and equipment and exploration and evaluation assets, and on future profitable production or proceeds from the disposition of the plant, property and equipment and exploration and evaluation interests. The consolidated financial statements do not reflect adjustments that would be necessary if the going concern basis was not appropriate. If the going concern basis was not appropriate for these consolidated financial statements, then significant adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used. The appropriateness of the going concern basis is dependent upon the events and circumstance outlined above.

3. BASIS OF PREPARATION:

   A) STATEMENT OF COMPLIANCE:

   These financial statements were prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, on a going concern basis. They follow the same accounting policies as the annual financial statements. They do not contain all disclosures required by IFRS for annual financial statements and, accordingly, should be read in conjunction with the annual consolidated financial statements and notes thereto for the year ended December 31, 2013. The condensed consolidated financial statements were approved and authorized for issuance by the Board of Directors on May 30, 2014.

   B) BASIS OF MEASUREMENT:

   The consolidated financial statements have been prepared on the historical cost basis. The Company's accounting policies have been applied consistently to all periods presented in these consolidated financial statements. The Company conducts the majority of its operations with others. These financial statements reflect the Company's proportionate interest in joint operations.

   C) FUNCTIONAL AND PRESENTATION CURRENCY:

   These consolidated financial statements are expressed in US dollars ("$" or "US$"), which is the Company's functional currency. The Company's wholly owned subsidiaries Cooper-Eromanga Oil Inc. and Chelsea Oil Australia Pty have a functional currency of Australian dollars ("A$" or "AUD").

CHELSEA OIL AND GAS LTD.

Condensed Consolidated Financial Statements
AS AT AND FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013
(US Dollars)
(UNAUDITED)

   D) USE OF ESTIMATES AND JUDGMENTS:

   The preparation of the condensed consolidated financial statements in conformity with IFRS requires management to make estimates and use judgment regarding the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the year. By their nature, estimates are subject to measurement uncertainty and changes in such estimates in future periods could require a material change in the financial statements. Accordingly, actual results may differ from the estimated amounts as future confirming events occur.

4. CASH AND RESTRICTED CASH:

   At March 31, 2014 the Company held cash of $118,269 (2013 - $94,998). Cash at banks earn interest at floating rates based on daily bank deposit rates. Short term deposits are made for varying periods of between one day and three months, depending on the cash requirements of the Company, and earn interest at the respective short term deposit rates.

   At March 31, 2014, the Company held restricted cash of $0.22 million (2013 - $0.21 million). Restricted cash is cash held on deposit with a chartered Australian bank which will be returned to the Company when it satisfies the capital commitments pertaining to the licenses.


5. SHAREHOLDER LOANS:
                                                    MARCH 31         MARCH 31
                                                        2014             2013
   ---------------------------------------- ----------------- ----------------
   Loans on acquisition of Surat              $    3,000,000   $    2,960,396
      Accretion on shareholder loan                        -           39,604
      Accrued and unpaid interest thereon            378,800          312,555
   Loan to fund deposits                             134,250          134,250
      Accrued and unpaid interest thereon             40,658           36,631
   ---------------------------------------- ----------------- ----------------
                                              $    3,553,708   $    3,115,167
   ---------------------------------------- ----------------- ----------------


   The $3.0 million loan bears interest at 8% and matures on February 28, 2015.

   During 2011, the Company borrowed $218,500 from two stockholders to fund the deposit for one of its exploration concessions in Australia. In the third quarter of 2012, $109,250 plus accrued interest of $6,958 was repaid. The remaining balance of $134,250 accrues interest at 12% per annum.

CHELSEA OIL AND GAS LTD.

Condensed Consolidated Financial Statements
AS AT AND FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013
(US Dollars)
(UNAUDITED)


6. PROPERTY, PLANT AND EQUIPMENT:

   Cost or deemed cost
   ------------------------------------------------------------ ----------------
   BALANCE AT JANUARY 1, 2013                                   $       453,999
   Acquisitions                                                       1,058,096
   Dispositions                                                        (308,096)
   ------------------------------------------------------------ ----------------
   BALANCE, DECEMBER 31, 2013 AND MARCH 31, 2014                $     1,203,999

   Accumulated depletion and depreciation
   ------------------------------------------------------------ ----------------
   BALANCE AT JANUARY 1, 2013                                   $        25,844
   Depletion and depreciation expense                                    28,431
   ------------------------------------------------------------ ----------------
   BALANCE AT DECEMBER 31, 2013                                 $        54,275
   Depletion and depreciation expense                                    18,916
   ------------------------------------------------------------ ----------------
   BALANCE AT MARCH 31, 2014                                    $        73,191
   ------------------------------------------------------------ ----------------

   Net book value
   ------------------------------------------------------------ ----------------
   As at December 31, 2013                                      $     1,149,724
   AS AT MARCH 31, 2014                                         $     1,130,809
   ------------------------------------------------------------ ----------------

7. EXPLORATION AND EVALUATION ASSETS:

   ------------------------------------------------------------ ----------------
   BALANCE AT JANUARY 1, 2012                                   $       508,111
   Acquisitions                                                       8,228,212
   Additions                                                          1,293,746
   ------------------------------------------------------------ ----------------
   BALANCE AT DECEMBER 31, 2012                                 $    10,030,769
   Acquisitions                                                       2,868,845
   Additions                                                            387,293
   Capitalized general and administrative costs                         101,975
   Foreign exchange translation                                      (1,099,190)
   ------------------------------------------------------------ ----------------
   BALANCE AT DECEMBER 31, 2013                                 $    12,289,692
   ------------------------------------------------------------ ----------------

CHELSEA OIL AND GAS LTD.

Condensed Consolidated Financial Statements
AS AT AND FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013
(US Dollars)
(UNAUDITED)

   Intangible exploration and evaluation assets consist of the Company's exploration projects which are pending the determination of proven or probable reserves, or pending the decision by the Company to elect to proceed with the development of a project.

8. SHARE CAPITAL:

   a) Authorized:

   Unlimited number of common shares with no par value. Unlimited number of preferred shares, of which none have been issued.


   b)  Issued and outstanding:

       ---------------------------------------------------- -------------- --------------
                                                                NUMBER OF       AMOUNT
                                                                   SHARES
       ---------------------------------------------------- -------------- --------------
       BALANCE AT JANUARY 1, 2013                              49,960,000  $  10,534,312
       Issued to acquire exploration and evaluation assets         69,065         15,194
       Issued to acquire ITME                                  13,977,811      3,494,453
       Issued to former director                                   50,000         12,500
       ---------------------------------------------------- -------------- --------------
       BALANCE AT DECEMBER 31, 2013 AND MARCH 31, 2014         64,056,876  $  14,056,459
       ---------------------------------------------------- -------------- --------------

   c) Stock option plan:


   Pursuant to resolutions of the board of directors of the Company dated January 9, 2013, the Company established a stock option plan for its directors, officers, consultants and employees under which the Company may grant options to acquire a maximum number of common shares equal to 10% of the total issued and outstanding shares of the Company. At December 31, 2013 no options have been issued under this plan.

   d) Warrants:

   On January 9, 2013, the Company issued 5.0 million warrants to directors, officers and consultants. These performance warrants have an exercise price of $0.25 per warrant, but are only exercisable if the share price of the Company exceeds $1.00 per share for ten consecutive trading days, with a minimum of 100,000 shares traded over the same period. The fair value of these warrants was estimated to be $254,938 using the Black-Scholes pricing model based on a volatility of 98%, risk-free interest rate of 1.5%, expected life of 2 years and no dividend yield.

CHELSEA OIL AND GAS LTD.

Condensed Consolidated Financial Statements
AS AT AND FOR THE THREE MONTHS ENDED MARCH 31, 2014 AND 2013
(US Dollars)
(UNAUDITED)

   ---------------------------------------------------------------- ------------
                                                         NUMBER OF        AMOUNT
                                                          WARRANTS
   ---------------------------------------------------------------- ------------
   BALANCE, JANUARY 1 2013                               -          $       -
       Issued                                            5,000,000       254,938
   ---------------------------------------------------------------- ------------
   BALANCE, DECEMBER 31, 2013 AND MARCH 31, 2014         5,000,000  $    254,938
   ---------------------------------------------------------------- ------------

   e) Loss per share:

   Basic per share amounts are calculated using the weighted average number of shares outstanding of 64,056,876 for the three month period ended March 31, 2014 (2013 - 49,960,000). In computing diluted per share amounts, all of the Company's outstanding warrants were excluded from the calculation of the weighted average number of common shares outstanding as they were anti-dilutive.


9. FINANCE EXPENSE:

   FOR THE 3 MONTH PERIOD ENDED                    MARCH 31       MARCH 31
                                                       2014           2013
   ---------------------------------------- --------------- --------------
   Interest income on cash                    $       (165) $      (1,825)
   Interest expense                                 70,272         20,837
   Accretion on decommissioning liability           10,504          4,139
   ---------------------------------------- --------------- --------------
   NET FINANCE EXPENSE                        $     82,611  $      23,151
   ---------------------------------------- --------------- --------------


10. DECOMMISSIONING LIABILITY:

   The Company's decommissioning liability results from the ownership interest in oil and natural gas assets. The Company has estimated the net present value of the decommissioning liability to be $443,192 as at March 31, 2014 (2013 - $415,300) based on an undiscounted inflation-adjusted total future liability of A$671,718. These payments are expected to be made over the next 25 years with the majority of costs to be incurred between 2024 and 2029. At March 31, 2014, the liability has been calculated using an inflation rate of 3.0% (2012 - 3.0%) and discounted using a risk-free rate of 3.0% (2012 - 3.0%).

   ---------------------------------------------- -------------------
   BALANCE AT JANUARY 1, 2013                     $          468,484
   Acquired                                                   13,117
   Gain on foreign exchange                                  (66,301)
   ---------------------------------------------- -------------------
   BALANCE AT DECEMBER 31, 2012                   $          415,300
   Accretion expense                                          12,504
   Gain on foreign exchange                                   15,388
   ---------------------------------------------- -------------------
   BALANCE AT DECEMBER 31, 2013                   $          443,192
   ---------------------------------------------- -------------------

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